# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nvni Group Ltd, CIK 0001965143
CUSIP: G50716102
Title of class of securities: Ordinary Shares
Address of issuer's principal executive offices: P.O. Box 10008, Willow House, Cricket Sq, Grand Cayman, Cayman Islands (E9), KY1-1001
Date of event which requires filing of this statement: 10/10/2025
Filed by CIK 0002085865
Persons authorized to receive notices and communications: Gustavo de Lima Usero, c/o Nvni Group Limited P.O. Box 10008, Willow House, Cricket Sq, Grand Cayman, Cayman Islands (E9), KY1-1001, 55 11 5642-3370

## Reporting persons
- Gustavo de Lima Usero (CIK 0002085865): type of reporting person: individual (IN); citizenship or place of organization: Brazil (D5); source of funds: personal funds (PF); sole voting power 4,000; shared voting power 0; sole dispositive power 4,000; shared dispositive power 0; aggregate amount beneficially owned 4,000 (0.04% of the class)
  Comment: (1) The percentage set forth in row (13) is based on the Issuer's 10,032,710 Ordinary Shares outstanding on October 13, 2025.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares
Name of issuer: Nvni Group Ltd
Address of issuer's principal executive offices: P.O. Box 10008, Willow House, Cricket Sq, Grand Cayman, Cayman Islands (E9), KY1-1001

## Item 2. Identity and Background
Name of person filing: Gustavo de Lima Usero ("the Reporting Person")
Residence or business address: P.O. Box 10008, Willow House, Cricket Sq, Grand Cayman, CAYMAN ISLANDS, KY1-1001.
Present principal occupation or employment: The Reporting Person is the Chief Operating Officer of the Issuer.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a Brazilian citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On October 10, 2025, the Reporting Person acquired 4,000 ordinary shares of the Company from personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
the Reporting person acquired the securities described in this Schedule 13D for investment purposes.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the date of this Schedule 13D, the Reporting person beneficially owns 4,000 Ordinary Shares of the Issuer, which represents 0.04% of the Issuer's Ordinary Shares, based on 10,032,710 outstanding Ordinary Shares as of October 13, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose: The Reporting Person beneficially owns 4,000 shares of the Issuer's Ordinary Shares and exercises voting and dispositive control over such Ordinary Shares.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer.

## Signatures
- Gustavo de Lima Usero: /s/ Gustavo de Lima Usero, Gustavo de Lima Usero, Chief Operating Officer (10/14/2025)